EXHIBIT 8.1



                                  SUBSIDIARIES
                                       OF
                                TPN HOLDINGS PLC

SUBSIDIARY                                         JURISDICTION OF INCORPORATION

The following are direct wholly-owned subsidiaries of TPN Holdings plc:

       Avatar Interactive Limited                               England & Wales
       WWW.CO.UK Limited                                        England & Wales
       Morbria Limited                                          England & Wales
       Research Sales, Inc., d/b/a Rasmussen Research              Washington

The following are indirect wholly-owned (except as otherwise noted) subsidiaries of TPN Holdings plc:

       Summerfields Publishing Limited                          England & Wales
       The Platinum Club Limited                                England & Wales
       Graphic Palette Company (Manchester) Limited             England & Wales
       Centrix Communications Limited                           England & Wales
     * UKPropertyChannel.com Limited                            England & Wales
     + 24.7 Colour Limited                                      England & Wales
     # BuyersGuide plc                                          England & Wales


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     *    70% owned subsidiary
     +    75% owned subsidiary
     #    75.1% owned subsidiary